SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F   X

            Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No   X

Pages Index is located on Page 2

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INDEX

Document	Page Number

Press Release dated August 18, 2005	3

Signature Page	5

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ATI TECHNOLOGIES INC.	1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6	Telephone: (905) 882-2600 Facsimile: (905) 882-2620 www.ati.com

For Information:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com

ATI Responds to “Mini-Tender” Offer

Markham, Ontario – August 18, 2005 – ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) announced today that it had received notification that on August 17, 2005, TRC Capital Corporation commenced an unsolicited, below-market “mini-tender” offer to purchase up to 3,000,000 common shares of ATI, or approximately 1.19% per cent of ATI’s outstanding common shares, at a price of CDN$13.65 per common share.

ATI wishes to inform its common shareholders that it does not in any way recommend or endorse the TRC Capital Corporation offer and that ATI is in no way associated with TRC Capital Corporation, the offer or the offer documentation. ATI expresses no opinion regarding this offer.

ATI cautions its common shareholders that the offer is being made at a 3.87% discount to the closing price of CDN$14.20 per common share on the Toronto Stock Exchange (the “TSX”) and US$11.80 on the NASDAQ National Market (the “NASDAQ”) on August 16, 2005, the last trading day before the offer commenced, and is below yesterday’s closing price of CDN$14.43 on the TSX and US$11.86 on the NASDAQ.

“Mini-tender” offers seek less than 5 per cent of a company’s shares, thereby avoiding many disclosure and procedure requirements of the Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. Regulators in both Canada and the United States have expressed concerns with “mini-tender” offers. The SEC has issued an investor alert on its website at www.sec.gov/investor/pubs/minitend.htm. The Ontario Securities Commission has also issued an investor alert (“Approach mini-tenders with caution!”) accessible at: http://www.osc.gov.on.ca/Investor/Alert/ia_20040518_mini-tenders.jsp.

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ATI Responds to “Mini-Tender” Offer

ATI shareholders are advised to consult with their investment advisors and to exercise caution in evaluating this offer and to take into account the offer price in comparison to the market price of ATI’s common shares.

ATI shareholders who have already tendered are advised that they may withdraw their common shares by providing the written notice described in the TRC Capital Corporation offering documents prior to the expiration of the offer at 12:01 a.m. (Toronto time) on September 16, 2005.

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processing unit (GPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com

Other ATI Contacts:
Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com

For investor relations support, please contact:
Zev Korman, Investor Relations, ATI Technologies Inc., at (905) 882-2600, Ext. 3670, or zev@ati.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: August 18, 2005	By:	//Patrick Crowley// Name: Patrick Crowley Title: Senior Vice-President, Finance and Chief Financial Officer

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